DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT TEL 604.443-2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

09046321

June 1, 2009

FILE NUMBER 50237-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

RECEIVED 2009 JUN 15 A 7:

Dear Sirs/Mesdames:

Re: Gtech International Resources Limited - Exemption No. 82-3779

We are solicitors for GTECH International Resources Limited (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS LLP

Per:

Joy Syho
Paralegal

js/ Encls.

Davis:5011717.1

6/15

Exemption No. 82-3779

June 1, 2009

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	May 22, 2009
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	May 22, 2009
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

Document Name or Information		Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GTECH INTERNATIONAL RESOURCES LIMITED

c/- Genetic Technologies Limited
60-66 Hanover Street
Melbourne Victoria 3000 Australia

Telephone: +61 3 8412 7000 Fax: +61 3 8412 7040

Email: tom.howitt@gtg.com.au http://www.gtechinternational.com

Symbol: GCH.H

PRESS RELEASE

May 22, 2009

Melbourne, Australia - Gtech International Resources Limited (GCH.H: NEX) announces that Ms. Elizabeth Sy has resigned as a Director of the Company and that Dr. Paul MacLeman has been appointed in her place.

The Board would like to thank Elizabeth for her efforts during her time as a Director.

The Board of the Company now comprises Fred Bart (Chairman), Tom Howitt (President) and Paul MacLeman.

Paul MacLeman, 43, was appointed as Chief Executive Officer of the Company's Australian parent, Genetic Technologies Limited on May 13, 2009. He is a registered veterinary surgeon and holds additional qualifications including an MBA (MGSM), Grad Dip Tech Mgt, Grad Cert Eng and is a graduate of the Australian Institute of Company Directors. He is the current Chairman of the Ausbiotech Agricultural, Environmental & Industrial Advisory Committee and, prior to joining Genetic Technologies Limited, was Chief Executive Officer of Hatchtech Pty. Limited where he led the company from research through to international Phase II human clinical trials.

Paul was also responsible for opening up animal health and agricultural opportunities, climaxing in an agreement with one of the top three global chemicals companies. Prior to this, he was Chief Operating Officer of Imugene Ltd. where he was responsible for re-focussing that company's commercialisation strategy and evaluating new opportunities; and Vice President at Agenix Ltd., heading the global veterinary immunodiagnostics business as part of the senior leadership team.

Paul has previously founded life sciences start-ups and worked in investment banking focusing on the analysis and financing of technology companies.

The Company will continue its search for other individuals independent of Genetic Technologies Limited to join the Board as Directors.

GTECH INTERNATIONAL RESOURCES LIMITED

Per: *"Fred Bart"*
Chairman